UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NorthStar Realty Europe Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

66706L101

(CUSIP Number)

Colony Capital Operating Company, LLC

515 S. Flower Street, 44th Floor

Los Angeles, CA 90071

310-282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,636,537
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,636,537

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,636,537
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 10.2%[1]
14	Type of Reporting Person (See Instructions) OO

[1]	Based on 55,396,627 shares of Common Stock issued and outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 9, 2017.

1	Names of Reporting Persons COLONY NORTHSTAR, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,636,537
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,636,537

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,636,537
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 10.2%[2]
14	Type of Reporting Person (See Instructions) CO

[2]	Based on 55,396,627 shares of Common Stock issued and outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 9, 2017.

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D initially filed on behalf of Colony Capital Operating Company, LLC, a Delaware limited liability company (“CCOC”), and Colony NorthStar, Inc., a Maryland corporation (“Colony NorthStar” and, collectively with CCOC, the “Reporting Persons”), on May 22, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on June 2, 2017 (“Amendment No. 1”), as further amended by Amendment No. 2 to the Schedule 13D filed on November 13, 2017 (“Amendment No. 2” and, together with Amendment No. 1 and the initial Schedule 13D, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the increase of the Reporting Persons beneficial ownership in the Issuer as a result of additional purchases of Common Stock by JPM on behalf of CCOC pursuant to the 10b-18 Purchase Agreement (as described in the Schedule 13D).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

Since November 13, 2017 to the date hereof, JPM, on behalf of CCOC, has purchased the number of shares at the corresponding prices listed on updated Annex B hereto in the open market pursuant to the 10b-18 Purchase Agreement (the “Shares”). A total of $10,086,339.77 was paid to acquire the Shares reported herein.

CCOC used available cash to pay for the Shares. CCOC did not borrow any funds for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the Reporting Persons are the beneficial owners of 5,636,537 shares of Common Stock, which represent approximately 10.2%3 of the Issuer’s outstanding Common Stock.

(b)

CCOC has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 5,636,537 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 5,636,537 shares of Common Stock.

Colony NorthStar has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 5,636,537 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 5,636,537 shares of Common Stock.

(c) Since filing the Amendment No. 2, CCOC has purchased the number of shares at the corresponding prices listed on updated Annex B hereto in the open market.

(d) Not applicable.

(e) Not applicable.

The information set forth in updated Annex B hereto is incorporated by reference in this Item 5.

[3]	Based on 55,396,627 shares of Common Stock issued and outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 9, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: December 1, 2017

COLONY CAPITAL OPERATING COMPANY, LLC

By:	/s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

COLONY NORTHSTAR, INC.

By:	/s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Executive Vice President & Chief Operating Officer

UPDATED ANNEX B

PURCHASES PURSUANT TO 10B-18 PURCHASE AGREEMENT

The following table sets forth information on the daily purchases of shares of Common Stock of the Issuer by JPM, on behalf of CCOC, since the filing of the Amendment No. 2 on November 13, 2017 through the date hereof.

Date	Aggregate Number of Shares Purchased	Weighted Average Purchase Price[5]	Price or Price Range
November 13, 2017	48,210	$14.2264	$14.1100 - $14.3000
November 14, 2017	44,629	$14.3276	$14.1700 - $14.4000
November 15, 2017	48,210	$14.1980	$14.0800 - $14.2900
November 16, 2017	47,829	$14.3189	$14.1900 - $14.3900
November 17, 2017	48,210	$14.2721	$14.1600 - $14.3800
November 20, 2017	56,625	$14.3145	$14.1300 - $14.4000
November 21, 2017	57,403	$14.5322	$14.4400 - $14.6000
November 22, 2017	57,403	$14.5969	$14.5400 - $14.6000
November 24, 2017	44,752	$14.6000	$14.6000
November 27, 2017	58,729	$14.5439	$14.4800 - $14.6000
November 29, 2017	62,135	$14.5939	$14.4500 - $14.6900
November 30, 2017	61,957	$14.5569	$14.4800 - $14.6200
December 1, 2017	62,220	$14.5416	$14.3100 - $14.6100

[5]	If one open market purchase was executed on the applicable date, the Reporting Persons have disclosed the purchase price of such open market purchase. To the extent multiple open market purchases (within a one dollar price range) were executed on a given date at different prices, the Reporting Persons have disclosed the purchase price on the basis of the weighted average of all such open market purchases on such date and undertake to provide upon request by the Staff full information regarding the number of Shares purchased at each separate price.